Annual Statement as to Compliance

For the Period of March 20, 2012 to December 31, 2012

COMM 2012-LC4

In accordance with the requirements detailed in §10.11 of the Pooling and Servicing Agreement ("Agreement") for the above-mentioned CMBS pool, CWCapital Asset Management LLC ("CWCAM"), in its capacity as Special Servicer, is providing this Officer's Certificate with respect to the following:

(i)	a review of CWCAM's activities during the period above and of CWCAM's performance under this Agreement has been made under my supervision; and

(ii)	to the best of my knowledge, based on such review, CWCAM has fulfilled all its obligations under this Agreement in all material respects throughout the period noted above.

Should you have any questions, please do not hesitate to contact us.

Sincerely,

CWCapital Asset Management LLC

/s/ David B. Iannarone

David B. Iannarone

President

7501 Wisconsin Avenue, Suite 500 West. Bethesda, MD 20814

www.cwcapital.com